
SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 550
www.salans.com


05006883

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

March 24, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735): 2004 ANNUAL REPORT

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
James S. Boynton, Esq.

3/30

ALMATY BAKU BRATISLAVA BUCHAREST ISTANBUL KYIV LONDON MOSCOW NEWYORK
PARIS PRAGUE SHANGHAI ST. PETERSBURG WARSAW

PRESS RELEASE

from ASSA ABLOY AB (publ)

21 March 2005
No.6/05

Annual General Meeting in ASSA ABLOY (publ)

File No. 82-34735

The shareholders in ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held at 3.30 p.m. on Wednesday 27 April 2005, at Musikaliska Akademiens Stora Sal, Nybrokajen 11, Stockholm, Sweden.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must:

(i) be recorded in the printout of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Sunday 17 April 2005. The registration must, due to intervening weekend, be made not later than Friday 15 April 2005;

(ii) notify ASSA ABLOY AB of their intent to attend the Annual General Meeting at the address: ASSA ABLOY AB, "AGM", P.O. Box 70340, SE-107 23 Stockholm, Sweden, by telephone +46 8 506 485 00, by telefax +46 8 506 485 85, by e-mail bolagsstamma@assaabloy.com or at www.assaabloy.com, by 4.00 p.m., Thursday 21 April 2005, at the latest.

When giving notice of attendance, the shareholder shall state name, personal identity number (corporate registration number), address, telephone number and the number and series of shares held. Proxy to act on behalf of a shareholder shall be sent together with the notice of attendance. Representative of a legal entity shall submit a copy of a registration certificate or similar papers of authorisation.

In order to participate in the proceedings of the Annual General Meeting, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made no later than Friday 15 April 2005, and the nominee should be notified in due time before said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination whether the Meeting has been duly convened.

7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.
9. Resolutions regarding
   a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet, as per 31 December 2004;
   b) appropriation of the company's profit according to the adopted Balance Sheet
   c) record date for dividend;
   d) discharge from liability of the Board of Directors and the Managing Director for the financial year 2004.
10. Determination of the number of members and deputy members of the Board of Directors.
11. Determination of fees to the members of the Board of Directors.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee and determination of the assignment of the Nomination Committee.
14. Closing of the Meeting.

Proposal for Election of Chairman of the Meeting (item 2 on the agenda)

The Nomination Committee, which for this year's Annual General Meeting consists of Gustaf Douglas (Chairman), Georg Ehrnrooth, Staffan Grefbäck, Alecta, Marianne Nilsson, Robur, and Melker Schörling, has proposed that Georg Ehrnrooth, Chairman of the Board, shall be elected Chairman of the Meeting.

Presentation of the Annual Report (item 8 on the agenda)

In connection with the presentation of the Annual Report, the Board of Directors' activities during 2004 will be presented, including:

(a) a presentation of the activities of the Audit Committee and the consultancy fees and other fees paid to the accounting firm in 2004; and
(b) a presentation of the activities of the Remuneration Committee and a presentation of the Board of Directors' remuneration policy.

Proposal for Dividend (items 9 (b) and (c) on the agenda)

The Board of Directors proposes that a dividend of SEK 2.60 per share be declared.

As record date for the dividend, the Board of Directors proposes Monday 2 May 2005. If the Annual General Meeting so resolves, the dividend is expected to be distributed by VPC on Friday 6 May 2005.

Proposal for Election of Board of Directors and Resolution regarding Fees (items 10-12 on the agenda)

The Nomination Committee proposes that the Annual General Meeting resolves as follows:

- The number of board members shall be nine. No deputy members shall be elected.
- Re-election of the board members Bo Dankis, Carl Douglas, Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg.
- Election of Georg Ehrnrooth as Chairman of the Board.
- Fees to the board members shall amount to SEK 3,600,000 in total (excluding fees for committee work) to be distributed among the board members as follows: SEK 750,000 to

the Chairman, SEK 550,000 to each of the Deputy Chairmen and SEK 350,000 to each of the other directors not employed by the company. In addition, fees to the members of the Audit and Remuneration Committees shall amount to SEK 100,000 to each of the Chairmen and SEK 50,000 to each of the other members.

Shareholders jointly representing approximately 45 per cent of the total number of votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

As the Annual General Meeting 2002 elected the auditing firm Öhrlings PricewaterhouseCoopers AB with main responsible auditor Anders Lundin as auditor of the company for a term of office of four years, there will be no election of auditor until the Annual General Meeting 2006. At the Annual General Meeting 2002 it was resolved that the auditors' fees shall be paid on current account.

Nomination Committee (item 13 on the agenda)

Shareholders jointly representing approximately 45 per cent of the total number of votes in the company propose that the Annual General Meeting resolves as follows:

Proposal to elect members of the Nomination Committee
The Nomination Committee shall have four members and shall for the period up to and until the close of the Annual General Meeting 2006 consist of Gustaf Douglas, Staffan Grefbäck, Alecta, Marianne Nilsson, Robur, and Melker Schörling. Gustaf Douglas shall be elected Chairman of the Committee. In case a shareholder, whom a member of the Nomination Committee represents, is no longer one of the major shareholders of ASSA ABLOY AB, or if a member of the Nomination Committee is no longer employed by such shareholder or for any other reason leaves the Committee before the Annual General Meeting 2006, the Committee shall have the right to appoint another representative of any of the major shareholders to replace such member.

Assignment of the Nomination Committee
The Nomination Committee shall have the task of preparing the election of Chairman and other members of the Board of Directors, election of auditor, election of Chairman of General Meetings, determination of fees and matters pertaining thereto.

C. DOCUMENTATION

The Accounts and the Auditor's Report will be available at the company and on the company's website, www.assaabloy.com, as from 13 April 2005, by the latest. Copies hereof will also be sent to shareholders who so request and state their address, and will also be available at the Annual General Meeting.

Welcome!
Stockholm in March 2005
The Board of Directors
ASSA ABLOY AB (publ)

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.